J. Paul Compton, Jr.
Direct Dial: 205-521-8381
Direct Fax: 205-488-6381
pcompton@bradleyarant.com
August 6, 2007
Mr. Todd K. Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, DC 20549

Re:	CapitalSouth Bancorp Registration Statement on Form S-4 Filed July 2, 2007 File No. 333-143167
Ladies and Gentlemen:
     We have received the letter of comments of the staff of the Securities and Exchange Commission (the “Commission”) dated July 12, 2007, relating to the Registration Statement on Form S-4 for CapitalSouth Bancorp (“CapitalSouth” or the “Company”) filed with the Commission on July 2, 2007. On behalf of CapitalSouth, we have prepared this letter of response to the comments of the staff, including those in two subsequent telephone discussions, and have prepared an Amendment No. 2 to Form S-4 to reflect our responses. We note that the Commission’s letter dated July 12, 2007 refers to the Commission’s original comment letter as being dated June 16, 2007. The original comment letter we received from the Commission was dated June 22, 2007, and our responses to those comments referencing a June 16, 2007 letter assume the reference is to the June 22, 2007 comment letter.
     We are transmitting to you with this letter two clean and marked versions of the Amendment No. 2 to Form S-4. The marked version has been marked appropriately to indicate the changes from the Amendment No. 1 to Form S-4 filed with the Commission on July 2, 2007 in response to the comments of the staff or otherwise.
     References to page numbers in this letter of response are to page numbers contained in the marked version of the Amendment No. 2 to Form S-4.
     The following paragraphs set forth the responses to the letter of comments dated July 12, 2007:

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

General
1.	We note your response to comment 1 of our letter to you dated June 16, 2007. Please revise the fairness opinion to delete the limitation, in the second paragraph on page 2, that the opinion is provided for the benefit of the board.
      McKinnon and Company, Inc. has revised its fairness opinion to delete the limitation that the opinion is provided for the benefit of the board.
Cover
2.	We note your response to comment 3 of our letter to you dated June 16, 2007. Please revise the second paragraph to more clearly and simply distinguish between the consideration per share being offered to Mr. Bowen and the consideration per share being offered to all other shareholders, subject to election. Please clarify the last sentence of the paragraph to disclose the percentage of consideration per share that Mr. Bowen is receiving in cash and a promissory note and stock and the percentage that other shareholders are receiving.
      We have revised our disclosure in the second paragraph of the cover page to distinguish between the consideration per share being offered to Mr. Bowen and the consideration per share being offered to all other shareholders of Monticello, subject to election. We have added additional disclosure which states the percentage of consideration per share that Mr. Bowen is receiving in cash, a promissory note and in shares of CapitalSouth common stock and the percentage of consideration per share that the other shareholders are receiving in cash and in shares of CapitalSouth common stock.
What will Monticello shareholders receive in the merger?, page iv
3.	We note your response to comment 6 of our letter to you dated June 16, 2007. Please revise as follows:
•	use captions to differentiate your discussion of the aggregate consideration, the consideration for Mr. Bowen and the consideration to all other shareholders;

•	revise the table, on page v and page 56, to more clearly and simply indicate the differences between the consideration to be received by Mr. Bowen and the consideration to be received by all other shareholders; and

•	revise the table to have the same captions for Mr. Bowen and those for other shareholders.

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

We have revised our disclosure on page iv, and the table on page v to:
•	add captions clearly labeling the discussion of aggregate consideration, the consideration to be received by Mr. Bowen and the consideration to be received by all other shareholders;

•	more clearly and simply indicate the differences between the consideration to be received by Mr. Bowen and the consideration to be received by all other shareholders; and

•	provide the same table headings for Mr. Bowen and for other shareholders, where applicable.
     In addition, we have added disclosure in the summary and also in the referenced table on page 61 which indicates the percentage of consideration per share Mr. Bowen will receive in cash, a promissory note and shares of CapitalSouth common stock, and the percentage of consideration per share that all other shareholders will receive, subject to election, in cash and shares of CapitalSouth common stock.
Will James C. Bowen receive a different amount of consideration?, page v
4.	We note your response to comment 7 of our letter to you dated June 16, 2007. Please revise this section and similar disclosure, such as on pages 10, 44 and 53, as follows:
•	revise your statement, on page vi, that Mr. Bowen’s consideration was “determined through discussion by CapitalSouth with McKinnon” to include the role that Mr. Bowen played in structuring the transaction including determining the forms of consideration he will receive;

•	briefly discuss the benefits to Monticello and its shareholders of Mr. Bowen receiving different consideration than all other shareholders;

•	revise your explanation, on page vi, for providing more cash, a promissory note and less stock to Mr. Bowen based upon avoiding “creating significant concentration of ownership” by disclosing the percentage of CapitalSouth stock he will own and the percentage he would have owned if he had received the same consideration as other shareholders, without election;

•	reconcile your explanation for providing more cash, a promissory note and less stock to Mr. Bowen based upon avoiding “creating significant concentration of ownership” with your statement, on page 53, that “in lieu of cash compensation for his service as a director of CapitalSouth, Mr. Bowen will receive 50 shares of CapitalSouth stock per board meeting;”

•	provide more detail regarding your explanation for providing more cash, a promissory note and less stock to Mr. Bowen based upon the

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

“limited liquidity of the CapitalSouth stock” and disclose if other shareholders will have the same problem; and

•	revise the last sentence to more clearly explain why all shareholders were not offered the same terms as Mr. Bowen.
      We have revised our disclosure on pages vi, 11 and 58 to convey more clearly Mr. Bowen’s role in structuring the transaction, including his role in determining the forms of consideration he would receive. As discussed in the revised disclosure, CapitalSouth, aware of Mr. Bowen’s requirements in terms of receiving sufficient cash to repay certain financial obligations, proposed the current consideration structure, and Mr. Bowen and the rest of the Monticello board agreed to accept CapitalSouth’s offer. Utilizing a different compensation structure for Mr. Bowen, in particular the promissory note, which is unrated, unsecured, unregistered and bears a relatively low interest rate and thus has limited marketability, permitted CapitalSouth to pay higher aggregate consideration than it otherwise would have paid. CapitalSouth envisioned that the cash payable to Mr. Bowen would help to offset these factors. Our liquidity concerns with respect to issuing Mr. Bowen more stock were due to the relatively light trading volume of CapitalSouth stock and limits under Rules 144 and 145, which would currently allow an affiliate, such as Mr. Bowen is anticipated to be, to sell or otherwise transfer approximately 40,000 shares of CapitalSouth common stock during any 90 day period. The majority of the remainder of Monticello shareholders will not be considered affiliates of CapitalSouth and would not have the level of stock ownership which otherwise would have been enjoyed by Mr. Bowen. Therefore they do not have the same degree of liquidity concerns when selling their shares of CapitalSouth common stock. We have added additional disclosure discussing in detail why CapitalSouth did not offer all Monticello shareholders the same consideration to be received by Mr. Bowen.
      We have revised our disclosure on pages vii, 12 and 59 to disclose the percentage of CapitalSouth stock Mr. Bowen will own and the percentage he would have owned if he had received the same consideration as other shareholders, without election.
      We revised our disclosure on page 47 to reconcile our explanation for providing more cash, a promissory note and less stock to Mr. Bowen based upon avoiding “creating significant concentration of ownership” with our statement, on page 57, that “in lieu of cash compensation for his service as a director of CapitalSouth, Mr. Bowen will receive 50 shares of CapitalSouth stock per board meeting.” In particular, we note that Mr. Bowen’s increase in CapitalSouth stock ownership due to his service on the Board of Directors will likely be less than 0.02% per year, and that such increase in stock ownership will also be offset by similar amounts received by other CapitalSouth directors for their Board service.

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

Information About Monticello, page 1
5.	We note your response to comment 7 of our letter to you dated June 16, 2007. Please provide more detail, on page 2, regarding the OTS Cease and Desist Order including but not limited to the following:
•	identify the affiliates to which you refer;

•	revise your characterization of the C&D as “primarily concerns certain lending practices” to more fully describe the order including improper transactions with affiliates, inadequate monitoring of loan portfolio and inadequate compliance policies and procedures; and

•	revise your description of the requirements of the C&D as “required Monticello Bank to revise various aspects of its loan policies” to more fully describe the requirements, using bullet points, of the order.
We have revised our disclosure on page 2 to:
•	identify Monticello as the affiliate of Monticello Bank to which the C&D refers;

•	describe the details of the transactions to which the C&D refers, including (i) the transfer of real estate by Monticello Bank to its affiliate, Monticello, (ii) the circumstances surrounding the violations of the loans-to-one-borrower regulations, and (iii) the failure by Monticello Bank to obtain an appraisal with respect to a single loan; and

•	more fully describe the requirements of the C&D that required Monticello Bank to revise various aspects of its loan policies.
We note that the unsafe and unsound practices relating to transactions, as noted in the OTS C&D, did not relate to any transactions involving directors or executive officers of Monticello or Monticello Bank or any company or business affiliated with Monticello’s directors and executive officers other than Monticello and its subsidiaries.
In providing these descriptions we are mindful of the legal obligations upon Monticello Bank that prohibit it from disclosing the content of its regulatory examinations, at least insofar as they are regulatory judgments not otherwise publicly available in the C&D. That said, we believe the revised disclosures reflect all material facts underlying issuance of the C&D. We note that the shareholders of Monticello are very familiar with both the conduct leading to, and the imposition of, the C&D. Monticello has approximately 30 beneficial shareholders, inclusive of Mr. Bowen. Of those 30 shareholders, 28 shareholders are officers, directors or family members of officers or directors of Monticello or Monticello Bank.

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

Interests of Certain Persons in the Merger, page 9
6.	We note your response to comment 12 of our letter to you dated June 16, 2007. In addition to changing this section consistent with the above comments, please revise this section as follows:
•	revise your statement in the second paragraph that Mr. Bowen may be required to take actions ... [that are] “not necessarily in the best interest of Mr. Bowen in his individual capacity as a shareholder” to discuss how the “best interest of all the shareholders” was met by Mr. Bowen receiving more cash, a promissory note and less stock than all other shareholders;

•	update your discussion, in the sixth paragraph, to disclose the status of an employment agreement or independent contractor agreement between Mr. Bowen and CapitalSouth;

•	revise the second full paragraph on page 10 to disclose whether there are any employment agreements or understandings with any of Mr. Bowen’s relatives; and

•	revise the third full paragraph to discuss Mr. Bowen’s role in determining the consideration that he would receive as well as the other benefits he would receive in the transaction.
      We have revised our disclosure on pages 10, 11 and 12 to discuss the rationale for utilizing a different compensation structure for Mr. Bowen and all other Monticello shareholders. Mr. Bowen’s role in determining his consideration and other benefits in the transaction are discussed previously. Please refer to our answer to Comment 4 above for additional detail.
      Mr. Bowen has not entered into a formal agreement regarding his employment with CapitalSouth post-closing. The discussions between CapitalSouth and Mr. Bowen to date are discussed in detail on pages 10-11 and 57. As further discussed on pages 12 and 59, none of Mr. Bowen’s relatives have employment agreements or understandings with CapitalSouth. While CapitalSouth anticipates that Mr. Bowen’s son, daughter and sister will continue to work in the mortgage business should such line of business continue to be operated, none of his relatives has any guarantee of continued employment. The current uncertain climate in the residential mortgage industry has been the key factor impeding a final resolution of this matter.
Interests of Certain Persons in the Merger, page 51
7.	We note your response to comment 12 of our letter to you dated June 16, 2007. In addition to changing this section consistent with the above comments, please revise this section as follows:

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

•	revise the third sentence of first section, entitled “General” to add the fact that Mr. Bowen negotiated to receive less stock and more cash and a promissory note than he negotiated for all other shareholders; and

•	provide details, on page 53, as to employment including the length of the agreement and amount and form of compensation.
      In this transaction, there were a number of interrelated factors that led to Mr. Bowen receiving less stock and more cash and a promissory note. We have added an enumeration of those factors and stated that a greater amount of cash may be considered a preferable form of consideration.
      There is no formal agreement with Mr. Bowen regarding his employment with CapitalSouth post-closing. The discussions between CapitalSouth and Mr. Bowen to date are discussed in detail on page 57. See also the discussion in response to item 6 above.
Recent Developments, page 143
8.	We note your response to comment 22 of our letter to you dated June 16, 2007. As we requested, please explain in detail the underlying conduct that resulted in the OTS action. Please identify, on page 146, the one requirement that Monticello has not complied with.
          We have revised our disclosures on pages 148 and 151 to explain in detail the factual conduct and circumstances that resulted in the OTS C&D action and to identify the one requirement of the C&D with respect to which Monticello Bank has not complied. As noted in our revised disclosure, Monticello submitted the required business plan within the time frame the OTS specified, but the OTS has not formally accepted said business plan. However, the OTS continues to accept the periodic reports provided by Monticello in accordance with the terms of the previously submitted business plan.
Monticello’s Management’s Discussion and Analysis, page 164
9.	We note your response to comment 23 of our letter to you dated June 16, 2007. Please revise the section entitled “Cease and Desist Order Issued by OTS,” by providing more analysis of the underlying causes of the Office of Thrift Supervision’s action against Monticello and the effects of the OTS order including, but not limited to, the following:

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

•	revise the first paragraph in which you attribute the problems to “hurricane and tropical storm activity” to discuss the various systemic problems identified by the OTS;

•	provide analysis to support your statement that the real estate lending activities were “profitable” and discuss the risks associated with the lending;

•	revise the first paragraph in which you characterize management as “very knowledgeable and capable” to be consistent with the findings of OTS;

•	revise the first paragraph to discuss the “other instances of unsafe and unsound banking services” to which you refer;

•	provide analysis of the respective roles of the Board, Mr. Bowen, Mr. Bowen’s sister and management in the problems underlying the OTS order;

•	provide analysis of the related party transactions and the concerns of the OTS;

•	provide analysis of whether the one borrower to whom Monticello made excessive loans was an affiliate; and

•	provide analysis of the sufficiency of your allowance for loan and lease losses and the concerns of the OTS.
      We have revised our disclosure on pages 168, 169 and 170 entitled “Cease and Desist Order Issued by OTS,” to provide more analysis of the underlying causes of the OTS action against Monticello and the effects of the C&D including, but not limited to, revising our disclosure to:
•	change first paragraph in which we attribute the problems to “hurricane and tropical storm activity” to discuss the real estate construction loans and ancillary guarantee which triggered the initial violation of the loans-to-one-borrower regulations;

•	delete the reference to “profitable.” However, we note that of total fundings on this type of loan, comprising approximately $300 million and 1,200 loans, Monticello had total losses of approximately $50,000 involving a single loan;

•	discuss the “other instances of unsafe and unsound banking services” to which we refer;

•	provide analysis of the respective roles of the Board, Mr. Bowen, Mr. Bowen’s sister and management in the problems underlying the OTS order;

•	provide analysis of the related party transaction and the concerns of the OTS; and

Mr. Todd Schiffman
Mr. Jonathan E. Gottlieb
Mr. Michael R. Clampitt
August 6, 2007

•	provide analysis of the sufficiency of our allowance for loan and lease losses and the concerns of the OTS.
We note that of the approximately $6.8 million in loans implicated in the loans-to-one-borrower issue with Majestic Homes, no losses were suffered. Majestic has no affiliation with Mr. Bowen, his family or Monticello. The transactions with affiliates violation did not involve Majestic but instead the “affiliate” cited was Monticello itself. With respect to that matter we note that the failure to obtain an appraisal on the farm property transferred by Monticello Bank to Monticello did not result in a loss to Monticello Bank, and that the appraisal obtained following the transaction revealed that the 130% value threshold required in a loan to an affiliate was not violated.
     CapitalSouth acknowledges that:
•	CapitalSouth is responsible for the adequacy and accuracy of the disclosure in the Amendment No. 2 to Form S-4;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Amendment No. 2 to Form S-4; and

•	CapitalSouth may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or require any further information with respect to the Amendment No. 2 to Form S-4 or any other matters relating thereto, please telephone either the undersigned at the number set forth above, or J. Andrew Robison of this office at 205-521-8596.
Very truly yours,

/s/ J. Paul Compton, Jr.
Enclosures

cc:	Hon. John D. Harrison Ms. Nicky Hennings W. Dan Puckett Carol W. Marsh Hugh C. Nickson, III, Esq. J. Andrew Robison, Esq.